

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2019

Chad Robins
Chief Executive Officer
Adaptive Biotechnologies Corporation
1551 Eastlake Avenue East
Suite 200
Seattle, WA 98102

> **Re: Adaptive Biotechnologies Corporation**
> **Amendment No. 1**
> **Draft Registration Statement on Form S-1**
> **Submitted May 8, 2019**
> **CIK No. 0001478320**

Dear Mr. Robins:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Overview, page 3

1.   We note your response to comment 4. Please expand your disclosure to include yourtime horizon for expected discussions with the FDA and IND submissions for your TCR-based cellular therapy product candidates.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2017 and 2018
Research and Development, page 93

2.   We have reviewed your response and revised disclosure in response to our prior comment
        10. While you do not track R&D costs by product candidate it appears that you do track
        such costs by other classifications, including personnel costs, rent, software development
        costs and depreciation expense. Please revise to disclose the costs incurred by the types of
        costs classified as research and development for each period presented.

Our Market, page 105

3.   We note your response to comment 2. Please balance your disclosure in this section by
        clarifying that the total potential addressable market information is based on a number of
        estimates and assumptions and that for the largest portion of the potential addressable
        market, drug discovery, you are still in the very early stages of developing product
        candidates.

Exclusive Forum, page 176

4.   We note your response to comment 7. Please revise your disclosure to clarify that your
        stockholders will not be deemed to have waived your compliance with the federal
        securities laws and the rules and regulations thereunder.

Consolidated Financial Statements
Notes to Financial Statements
Microsoft Collaboration Agreement, page F-32

5.   We have reviewed your response and revised disclosure in response to our prior comment
        sixteen. It is our understanding that you did not account for your collaboration agreement
        with Microsoft under ASC 606. Please tell us how you accounted for the agreement,
        including the specific accounting literature you relied upon when making such
        determination. In your response, address your accounting for the following:
        •   the exchange of Microsoft's machine learning software at "no charge" for your data
            and immunomics, diagnostic and bioinformatics expertise at "no charge"
        •   the certain licenses to intellectual property rights granted to you by Microsoft
        •   your exclusivity obligation to Microsoft with respect to collaborations and projects
            that are substantially similar; and
        •   your commitment to purchase a minimum of $12 million in Azure cloud services from
            Microsoft over a 7 year period.

        Quantify the related amounts recorded in your financial statements for each period
        presented.

      You may contact Andi Carpenter at 202-551-3645 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance